Room 4561


	November 22, 2005


Mr. Jay Gelman
Chief Executive Officer
Alliance Distributors Holding Inc.
15-15 132nd Street
College Point, New York 11356

Re:	Alliance Distributors Holding Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
November 17, 2005
	File No. 333-128892

Dear Mr. Gelman:

      We have reviewed your amended filing and have the following comment.

General

1. We note your Form 8-K filed October 17, 2005 providing as an exhibit your press release dated October 14, 2005 in which you discuss the engagement of Sanders Morris Harris as placement agent for your prospective $60 million private placement. It does not appear that you have availed yourself of the safe harbor set forth in
Rule 135c under the Securities Act regarding notices of proposed unregistered offerings. Please provide us with your analysis as to how your press release dated October 14, 2005 does not constitute an offering of securities and is otherwise consistent with the requirements of Section 5(c) of the Securities Act.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-
3735.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Oscar D. Folger, Esq.
	521 5th Avenue
	New York, New York 10175
	Telephone: (212) 697-6464
	Facsimile:  (212) 697-7833